UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ALSIUS CORPORATION
 (Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
02121110 7
(CUSIP Number of Common Stock)

William J. Worthen
Chief Executive Officer
Alsius Corporation
15770 Laguna Canyon Road, Suite 150
Irvine, California 92618
(949) 453-0150

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies To:
Ethan D. Feffer, Esq.
Sheppard, Mullin, Richter & Hampton LLP
650 Town Center Drive, 4th Floor
Costa Mesa, California 92626
(714) 513-5100

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)
$590,686	$23.21

(1)
Estimated solely for purposes of calculating the amount of the filing fee.  This amount assumes that options to purchase 2,904,450 shares of common stock of Alsius Corporation, par value $0.001 per share (“Common Stock”), having an aggregate value of $590,686 will be exchanged pursuant to this offer.  The aggregate value is calculated based upon the Black-Scholes option pricing model as of June 12, 2008.  The transaction value is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act, as amended.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $23.21 Form or Registration Number: Schedule TO Filing Party: Alsius Corporation Date Filed: June 17, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☒

SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Initial Schedule TO”) filed by Alsius Corporation, a Delaware corporation (“Alsius” or the “Company”), with the Securities and Exchange Commission on June 17, 2008, relating to the Company’s offer (the "Offer") to certain holders ("Eligible Participants") of outstanding options ("Eligible Options") to purchase shares of the Company's common stock, par value $0.001 per share ("Common Stock"), that were originally granted under the Alsius Corporation 2006 Equity Incentive Plan (the "2006 Plan"), to cancel such options in exchange for restricted stock units ("RSUs") that will be granted under the 2006 Plan upon the terms and subject to the conditions set forth in the Offer Letter, dated June 16, 2008, which is filed as Exhibit 99.(a)(1)(A)  to the Initial Schedule TO and incorporated herein by reference.

The information in the Offer, including all schedules and annexes thereto, which were previously filed with or incorporated by reference in the Initial Schedule TO, is hereby expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.  This Amendment is made to report the final results of the Offer and constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

Item 4.       TERMS OF THE TRANSACTION

Item 4 of the Schedule TO is hereby amended by adding the following sentences:

The Offer expired at 5:00 p.m., Pacific Daylight Time, on Friday, July 25, 2008.   Pursuant to the Offer, the Company accepted for exchange options to purchase an aggregate of 2,049,419 shares of the Company's Common Stock and granted RSUs covering an aggregate of 1,024,709 shares of the Company's Common Stock from a total of 98 Eligible Participants.  Included in these figures are options to purchase an aggregate of 1,129,250 shares of the Company's Common Stock previously held by executive officers identified in the Initial Schedule TO, who received a total of 564,625 RSUs in the Offer.  The RSUs have been granted to the Eligible Participants as of July 28, 2008, the first business day after the expiration of the Offer.

Item 12.    EXHIBITS

See Index of Exhibits below.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALSIUS CORPORATION

By: /s/ William J. Worthen Name: William J. Worthen Title: President and Chief Executive Officer
Date: July 31, 2008

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock, dated June 16, 2008.*
99.(a)(1)(B)	Form of Letter of Transmittal.*
99.(a)(1)(C)	Form of Notice of Withdrawal.*
99.(a)(1)(D)	Form of Letter to Option Holders.*
99.(a)(1)(E)	Forms of Confirmation E-mails.*
99.(a)(1)(F)
Registrant's Registration Statement on Form S-1 (File No. 333-124521) filed with the SEC on May 2, 2005, as amended and Post-Effective Amendments on Form S-3 to Form S-1 filed with the SEC on October 26, 2007 and December 19, 2007, respectively, (Incorporated herein by reference).

99.(a)(1)(G)	Annual Report on Form 10-K for the year ending December 31, 2007, filed with the SEC on March 13, 2008 (Incorporated herein by reference).
99.(a)(1)(H)	Company's Definitive Proxy Statement on Schedule 14A, filed with the SEC on June 8, 2007 (Incorporated herein by reference).
99.(a)(1)(I)	Company's Definitive Proxy Statement on Schedule 14A, filed with the SEC on May 30, 2008 (Incorporated herein by reference).
99.(b)	Not applicable.
99.(d)(1)	Alsius Corporation 2006 Equity Incentive Plan (Incorporated by reference to Annex C to the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on June 8, 2007).
99.(d)(2)	Form of Restricted Stock Unit Agreement under Alsius Corporation 2006 Equity Incentive Plan.*
99.(g)	Not applicable.
99.(h)	Not applicable.

* Previously filed with the Company’s Schedule TO on June 17, 2008.